Mail Stop 4-06

August 25, 2005

Mark Goldston
Chief Executive Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

>   **Re: United Online, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2004**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2005**
>   **and June 30, 2005**
>   **Form 8-K filed August 2, 2005**
>   **File No. 000-33367**

Dear Mr. Goldston:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Note 4. Balance Sheet Components, page F-23

1. We note that the Company reclassified auction rate securities of $62.3 million as of December 31, 2003 from cash and cash equivalents to short-term investments on its consolidated balance sheet. Tell us how you considered this reclassification in determining your disclosure controls and procedures were effective as of December 31, 2004 pursuant to Item 307 of Regulation S-K and in your determination, it appears, that there were no changes in internal control over financial reporting pursuant to Item 308 (c).

Form 8-K filed August 2, 2005

2. We note your use of non-GAAP measures (e.g. adjusted net income, OIBDA and free cash flow) under Item 9.01 of the Form 8-K noted above which exclude a number of recurring items. Tell us the usefulness and material limitations of these Non-GAAP measures in assessing performance. Also, tell us how you considered Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures.

   i. the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

   ii. the economic substance behind management's decision to use such a measure;

   iii. the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

   iv. the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

   v. the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

3. Your Reconciliation of Net Income to Adjusted Net Income on page 9 of Exhibit 99.1 appears to include a number of measures, such as non-GAAP general and administrative, non-GAAP stock-based compensation, non-GAAP provision for income taxes, etc., for which you have not included the disclosures pursuant to Item 10(e)(1) of Regulation S-K. Also, it is not clear to us whether the presentation of a non-GAAP statement of operations would comply with Item 100(b) of Regulation G.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Tom Ferraro, Senior Staff Accountant who supervised this review, at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,

Kathleen Collins
Accounting Branch Chief